Exhibit 99.1

Link Motion Receives Continued Listing Standard Notice

from the NYSE

BEIJING – September 24, 2018 – Link Motion Inc., (NYSE: LKM), a leading smart car and smart ride company, today announced that it was notified by the New York Stock Exchange (“NYSE”) that Link Motion is no longer in compliance with the listing standard set forth in Section 802.01C of the NYSE Listed Company Manual. This standard requires the trailing 30-day average closing share price to remain at or above $1.00.

As outlined in Section 802.01C of the NYSE Listed Company Manual, upon receiving notice, Link Motion has a six-month cure period to regain compliance. Within this cure period, Link Motion must have a closing share price of $1.00 or higher on the last trading day of a given month or at the end of the cure period. In addition, Link Motion’s coinciding trailing 30-day average closing share price must also be $1.00 or higher.

The Company has notified the NYSE of its intention to regain compliance within the six-month cure period. During the cure period, Link Motion’s stock will continue to be listed on the NYSE, subject to its ability to remain in compliance with other continued listing standards. The notice received from the NYSE does not affect the ongoing business of Link Motion.